UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CTDC ANNOUNCES RESIGNATION OF DIRECTOR AND OFFICERS
China Technology Development Group Corporation (Nasdaq: CTDC; “we” or "the
Company") today announced that Mr. Tairan Guo resigned as the Company’s
Executive Director, Chief Business Development Officer and Vice President with effect from January 15, 2012 and that Ms. Weining Zhang resigned from her position as Chief Communications Officer and Vice President of the Company with effect from March 9, 2012, pursuant to the board resolutions passed on January
11, 2012.
Both Mr. Guo and Ms. Zhang resigned for personal reasons and they confirmed to the board of directors respectively that his/her resignation is not the result of any disagreement with the policies, practices or procedures of the Company.
From January 15, 2012, the Company’s board of directors will consist of seven members, two of whom are executive directors and five are independent directors.

About CTDC:
CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.
CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in
China (http://www.cmhk.com).
For more information, please visit http://www.chinactdc.com
Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C)
expectations regarding market growth, developments and structural changes; D)
expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,”
“anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended
December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
Enquiry:
Weining Zhang, Chief Communications Officer
Anxiang Hu, Senior PR/IR Manager
China Technology Development Group Corporation
Tel: +1 415 358 0899
Email: ir@chinactdc.com
Web: www.chinactdc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: January 12, 2012	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer